UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Mod Tech Labs Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 22, 2020

Physical address of issuer
1 Seneca St FL 24, Buffalo, NY 14203

Website of issuer
www.modtechlabs.com

Current number of employees
2

Submission Contact Person Information

    Name
    Alexandria Porter

Phone Number
(737) 704-5066

Email Address
alex@modtechlabs.com

Notification Email Address
alex@modtechlabs.com

Signatories

Name
Alexandria Porter

Signature

Title
CEO

Email
alex@modtechlabs.com

Date
April 25, 2024